UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Office Unit 6620B, 66/F, The Center

99 Queen's Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On March 27, 2025, Prestige Wealth Inc. (the “Company”) announced that it would change its business address and mailing address to Office Unit 6620B, 66/F, The Center, 99 Queen's Road Central, Central, Hong Kong, effective March 27, 2025 (“Change of Address”). The Company has issued a press release to announce the Change of Address, which is included as an exhibit herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release on Change of Address

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: March 27, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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